DSM Press Release


RECEIVED
NOV 2 2006



DSM, Corporate Communications,
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telephone (31) 45 5782421, Fax (31) 45 5740680
Internet: www.dsm.com
E-mail : media.relations@dsm.com



Heerlen (NL) / Evry (FR), 7 November 2006

n personalized healthcare company IntegraGen SA

DSM Venturing, the corporate venturing unit of Royal DSM N.V., today announced that it has invested EUR 2 mln in IntegraGen, a French biotechnology company specialized in the development and delivery of genetic tests for rapid diagnosis and better (personalized) treatment of complex diseases.

IntegraGen's proprietary GenomeHIP™ technology platform identifies disease genes by allowing the rapid comparison of genomes of family members affected with the same disease. Using this platform IntegraGen has established a pipeline of tests in the areas of Metabolic Syndrome (e.g. MODY (Maturity Onset Diabetes of the Young); Type 2 Diabetes; Obesity) and Neuropsychiatric disorders (e.g. Autism; Bi-Polar Disorder).

IntegraGen focuses on the medical/pharma side of personalized healthcare but recognizes the potential of its know how in personalized nutrition, one of the emerging business areas DSM focuses on to realize its longer-term innovation ambitions as formulated in the corporate strategy program Vision 2010 – *Building on Strengths.*
This joint interest has led to a collaboration program in the area of weight management, which is one of the important focus areas within the field of Personalized Nutrition.

Following DSM's acquisition of Lipid Technologies Provider and the investment in Sciona, this investment is a next stepping stone in weight management and Personalized Nutrition, which moves DSM into an excellent position for future developments in these fields.

DSM Venturing
DSM Venturing is an active investor in start-up companies and Venture Capital Funds in DSM's strategic growth fields Nutrition, Pharma and Performance Materials. DSM Venturing's mission is to explore emerging markets and technologies in these strategic growth fields in order to enhance DSM's product portfolio and create value. DSM Venturing also plays an active role in the development of several new DSM business opportunities in the so-called emerging business areas Biomedical Materials, Industrial (White) Biotechnology, Specialty Packaging and Personalized Nutrition. For more information about DSM Venturing see www.dsm-venturing.com.

IntegraGen
IntegraGen is a pioneer in the field of personalized healthcare. The company is dedicated to discovering genes associated with complex diseases and commercializing molecular diagnostic tests to enable individualized diagnosis, prevention and treatment. IntegraGen's proprietary gene mapping technology GenomeHIP™ provides fast, reliable, and cost-effective discovery of genetic loci. Paired with strong biostatistics, bioinformatics and fine mapping genotyping capabilities, IntegraGen has successfully identified and patented genes associated with early and late onset diseases. Founded in 2000, IntegraGen has 34 employees. IntegraGen is headquartered in Evry, near Paris. More information can be found at www.integragen.com.

About DSM

DSM is active worldwide in nutritional and pharma ingredients, performance materials and industrial chemicals. The company creates innovative products and services that help improve the quality of life. DSM's products are used in a wide range of end markets and applications such as human and animal nutrition and health, cosmetics, pharmaceuticals, automotive and transport, coatings, housing and electrics & electronics (E&E). DSM's strategy, named *Vision 2010 – Building on Strengths*, focuses on accelerating profitable and innovative growth of the company's specialties portfolio. Market-driven growth, innovation and increased presence in emerging economies are key drivers of this strategy. The group has annual sales of over EUR 8 billion and employs some 22,000 people worldwide. DSM ranks among the global leaders in many of its fields. The company is headquartered in the Netherlands, with locations in Europe, Asia, Africa and the Americas. More information about DSM can be found at www.dsm.com.

For more information:

DSM Corporate Communications
Nelleke Barning
tel. +31 (0) 45 5782017
fax +31 (0) 45 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Dries Ausems
tel. +31 (0) 45 5782864
fax +31 (0) 45 5782595
e-mail investor.relations@dsm.com